SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Website news release, dated October 26, 2007, entitled “Spreadtrum Receives the Deloitte Technology Fast 50 China Award for 2007.”

Exhibit 99.2:	Press release, dated October 31, 2007, containing the Registrant’s financial results for the quarter ended September 30, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: November 2, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Website news release, dated October 26, 2007, entitled “Spreadtrum Receives the Deloitte Technology Fast 50 China Award for 2007.”

Exhibit 99.2:	Press release, dated October 31, 2007, containing the Registrant’s financial results for the quarter ended September 30, 2007.

Exhibit 99.1

Spreadtrum Receives the Deloitte Technology Fast 50 China

Award for 2007

October 26, 2007, Spreadtrum Communications, Inc., received the Deloitte Technology Fast 50 China award for 2007.

The Deloitte Technology Fast 50 China awards identify the fastest-growing Chinese high-technology companies through an objective ranking based on revenue growth rate over the past three years. This year’s award is the second consecutive Deloitte Technology Fast 50 China award that Spreadtrum has received.

The award ceremony also featured a CEO Forum for the CEOs of the 50 companies that received the award. Dr. Ping Wu, President and CEO of Spreadtrum, delivered a keynote speech on “Challenges Faced by High Growth Companies” at the Forum.

Exhibit 99.2

Spreadtrum Communications, Inc.
Announces Third Quarter 2007 Results:
Robust Increase in Baseband Shipments Drove Strong Revenue Growth

Third Quarter 2007 Financial Summary:

•	Total revenue increased 20% sequentially and 44% year-over-year to US$38.6 million. Baseband revenue grew 25% sequentially and 118% year-over-year.

•	Gross margin increased to 45.6% in 3Q07 from 43.2% in 3Q06 and 45.5% in 2Q07.

•	Operating margin increased to 11.7% in 3Q07 from 7.9% in 2Q07 but decreased from 13.8% in 3Q06.

•	Net income increased 118% sequentially and 64% year-over-year to US$6.1 million.

•	Diluted earnings per American Depositary Share (ADS) was US$0.13, up 86% from US$0.07 in 2Q07 and 18% from US$0.11 in 3Q06.

Third Quarter 2007 Business Highlights:

•	The Company began sampling its SC6600H product, a new baseband chip that is optimized for the music mobile phone with high-quality music playback functionality that enables CD sound quality playback.

•	The Company began sampling its SC6600R product, a new high performance baseband chip with high-end functions that is targeted at the mainstream mobile phone market.

•	The Company began sampling its SV6111 product, which the Company believes is the world’s first commercial AVS audio/video decoder chip.

•	Set-top boxes using the Company’s SV6111 chip successfully passed China Netcom’s commercial trials.

•	The Company entered into a TD-SCDMA strategic partnership agreement with Zhongxing Telecommunication Equipment Co., Ltd (ZTE).

•

The Company hosted its first Technology Forum in Shanghai, at which the Company and its customers, suppliers, and business partners convened to exchange thoughts and perspectives on, among other topics, recent achievements, market trends, and strategies for future growth and development in China’s wireless semiconductor and communications industry.

Shanghai, China, October 31, 2007 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”), a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market, today announced its third quarter 2007 financial results. Under accounting principles generally accepted in the United States of America (US GAAP), diluted earnings per ADS was US$0.13 in the third quarter of 2007 (3Q07), an increase of 18% from US$0.11 in the same period in 2006 (3Q06) and 86% from US$0.07 in the second quarter of 2007 (2Q07). Net income for 3Q07 was US$6.1 million, an increase of 64% from US$3.7 million in 3Q06 and 118% from US$2.8 million in 2Q07.

US GAAP net income for 3Q07 included US$1.5 million of share-based compensation expense. Excluding the share-based compensation, the Company’s non-GAAP net income for 3Q07 was US$7.6 million. Diluted non-GAAP earnings per ADS in 3Q07 was US$0.16.

Commenting on the results, the Company’s President and CEO, Dr. Ping Wu, said:

“We are pleased with our performance in the third quarter. We have experienced two consecutive quarters of 37% growth in the shipments of our baseband semiconductors and believe that we are continuing to gain share in the Chinese mobile handset market. Our shipments of baseband semiconductors for the nine-month period already exceeded our shipments for all of last year.

On the new product front, the results of our recent strategic R&D investments became more apparent as we refreshed our portfolio with several product extensions that should position us well for next year. In the third quarter, we announced and began sampling three new chips—our SC6600H and SC6600R baseband chips and SV6111 AVS audio/video decoder chip. The SC6600H is designed to enable CD sound quality playback on music mobile phones, while the SC6600R is a high-performance, high-function baseband chip targeted at the mainstream mobile phone market. The SV6111, which we believe is the first decoder chip to support the Chinese AVS standard, successfully passed China Netcom’s commercial trial tests in October.

On the 3G front, we continue to work towards the commercialization of the TD-SCDMA standard. We entered into a strategic partnership agreement with ZTE, the largest TD-SCDMA equipment supplier in the first phase of TD-SCDMA deployment. We are cooperating with ZTE in a number of projects designed to improve the functionality of TD-SCDMA system and terminals and introduce additional TD-SCDMA commercial products. This month, we announced sampling of our SC8800S chip, a TD-SCDMA/GSM dual-mode baseband chip designed to support HSDPA/EDGE and dedicated for the data card market. Also in this month, ZTE used our TD-SCDMA baseband to demonstrate the feasibility of multimedia broadcast multicast services (MBMS) over a TD-SCDMA network.”

Third Quarter 2007 Financial Review

Revenue

Revenue in the third quarter totaled US$38.6 million, representing increases of 44% from 3Q06 and 20% from 2Q07.

2	11/2/2007

Revenue from baseband semiconductors was US$34.2 million, or 89% of revenue, up from 59% of revenue in 3Q06 and 85% of revenue in 2Q07. Revenue from turnkey solutions was US$4.4 million, which represented 11% of revenue, down from 41% of revenue in 3Q06 and 15% of revenue in 2Q07.

Revenue from baseband semiconductors increased by 118% from 3Q06 and 25% from 2Q07 to US$34.2 million. Unit shipments of baseband semiconductors increased by 37% from 2Q07. Nearly all baseband semiconductor shipments in the third quarter were 2G/2.5G related products. The average selling price per unit for baseband semiconductors declined by 9% from 2Q07.

Revenue from turnkey solutions decreased by 60% from 3Q06 and 9% from 2Q07 to US$4.4 million, as a result of the Company’s prior decision to phase out its SP7000 series handset boards by the end of 2006 and gradually phase out its SM5100 series modules.

Gross Margin

The gross margin for the quarter was 45.6%, up from 43.2% in 3Q06 and flat from 45.5% in 2Q07. This margin improvement from the same period in 2006 was primarily due to a more favorable revenue mix from baseband products, as the Company continues to gradually phase out its lower margin turnkey solutions. The cost of revenue in 3Q07 totaled US$21.0 million, representing increases of 38% and 20% from 3Q06 and 2Q07, respectively. The year-over-year increase in absolute dollars was driven by an increase in the total cost of baseband semiconductors from higher volumes partially offset by a decline in the total cost of turnkey solutions. The total cost of turnkey solutions declined as the Company phased out its SP7000 series handset board business by the end of 2006 and continued to de-emphasize its SM5100 series module business. The sequential increase was driven by an increase in total wafer fabrication and assembly and testing costs as a result of the 37% increase in baseband unit volume from 2Q07.

The non-GAAP gross margin was 45.7%, up from 43.4% in 3Q06 and unchanged from 2Q07.

Operating Expenses

Total operating expenses in 3Q07, which include selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, were US$13.1 million, representing increases of 66% from 3Q06 and 8% from 2Q07. Excluding the share-based compensation expense, total operating expenses increased 62% year-over-year and 9% sequentially.

Total operating expenses for the quarter represented 33.9% of revenue, compared to 29.4% and 37.6% of revenue in 3Q06 and 2Q07, respectively. The Company’s operating margin decreased from 13.8% in 3Q06 but increased from 7.9% in 2Q07 to 11.7% in 3Q07. The year-over-year decline in operating margin was due to higher R&D expenses as a result of the Company’s strategic decision to expand its product portfolio. The non-GAAP operating margin in 3Q07 was 15.7%, down from 16.7% in 3Q06 but up from 12.6% in 2Q07.

3	11/2/2007

SG&A expenses in 3Q07 increased by 39% from 3Q06 and decreased by 2% from 2Q07 and represented 10.5% of revenue, down from 10.9% of revenue in 3Q06 and 12.9% of revenue in 2Q07. The year-over-year dollar increase was driven primarily by higher salary and benefits as a result of headcount addition, especially at the senior management level, share-based compensation expense, depreciation, insurance, business tax, and shipping expense. The sequential dollar decrease was driven primarily by decreases in business tax expense and professional fees, partially offset by higher salary and benefits, insurance, and other administrative expenses.

R&D expenses in 3Q07 increased 82% year-over-year and 13% sequentially and represented 23.3% of revenue in 3Q07, compared to 18.5% in 3Q06 and 24.7% in 2Q07. The year-over-year dollar increase was driven primarily by the Company’s efforts to expand its product portfolio, and this increase included higher salary and benefits, share-based compensation expense, tape-out expense, depreciation and amortization expense, and travel expense. The sequential dollar increase was primarily driven by higher salary and benefits, depreciation and amortization expense, travel expense, and utilities expenses.

Non-Operating Income

In 3Q07, the Company recorded net interest income of US$1.7 million, representing increases of US$1.5 million from 3Q06 and US$1.4 million from 2Q07. The increases were primarily attributed to interest earned from investing the higher balance of cash and cash equivalents arising from the Company’s initial public offering.

Earnings

The Company’s net income totaled US$6.1 million in 3Q07, an increase of 64% from US$3.7 million in 3Q06 and 118% from US$2.8 million in 2Q07. The net margin was 15.7%, up from 13.9% in 3Q06 and 8.6% in 2Q07. Diluted earnings per ADS was US$0.13, up 18% from US$0.11 in 3Q06 and 86% from US$0.07 in 2Q07.

Non-GAAP diluted earnings per ADS for 3Q07 was US$0.16, up from US$0.13 in 3Q06 and US$0.11 in 2Q07.

Balance Sheet

As of September 30, 2007, the Company had US$147.0 million in cash and cash equivalents, which represented an increase of US$105.6 million from June 30, 2007. The Company’s initial public offering, which settlement took place in early July, contributed US$100.0 million of this increase. Accounts receivable (A/R) decreased from US$6.7 million at June 30, 2007 to US$3.0 million at September 30, 2007, and the average A/R days decreased from 25 days to 11 days. Inventory at September 30, 2007 was US$15.0 million, fairly comparable with the inventory at June 30, 2007, and the inventory days decreased from 77 days to 65 days. Total assets as of September 30, 2007 were US$215.5 million, up 95% from US$110.3 million at June 30, 2007.

4	11/2/2007

Current liabilities decreased from US$38.5 million at June 30, 2007 to US$35.5 million at September 30, 2007, primarily due to a decrease in accounts payable. Long-term liabilities at September 30, 2007 were US$4.8 million, compared to US$4.3 million at June 30, 2007. The increase was primarily due to an increase in long-term payable related to acquired intangibles.

On July 2, 2007, the Company issued 8 million ADSs, or 24 million ordinary shares, in connection with its initial public offering. There were approximately 126.6 million ordinary shares outstanding at September 30, 2007, equivalent to approximately 42.2 million American Depositary Shares. The weighted average diluted share count in the third quarter was 46.9 million ADSs.

Cash Flow

In 3Q07, the Company generated US$17.2 million cash from operating activities. The Company also spent US$6.9 million on property and equipment, of which approximately US$5.7 million represented the final payment for the Company’s current headquarters building, and US$1.6 million on intangible assets. In addition, the Company spent approximately US$3.0 million on the final installment of its purchase of land use rights for a parcel of land near its current headquarters building. Cash and cash equivalents balance at September 30, 2007 increased by US$105.6 million as compared to balance as of June 30, 2007. US$100.0 million of this increase came from the net proceeds of the Company’s initial public offering.

Business Outlook:

The Company currently expects revenue in the fourth quarter of 2007 to be approximately US$46 million to US$47 million, which represents a sequential increase of 19% to 22% from US$38.6 million in the third quarter of 2007. The Company estimates that its operating margin will likely increase from 11.7% in 3Q07 to slightly over 13% in 4Q07.

Webcast of Conference Call:

The Company’s management team will conduct a conference call at 6:00 pm Eastern Time on October 31, 2007. A webcast of the conference call will be accessible on the Company’s web site at http://www.spreadtrum.com. The conference call can also be accessed via the following telephone numbers:

USA (Toll Free):	1 866 679 8035
USA (Toll):	1 617 213 4848
Hong Kong (Toll Free):	800 962 844
China (Toll Free):	10 800 130 0399
Participant Passcode:	8804 0657

5	11/2/2007

A replay of the conference call will be available for seven days via the following telephone numbers:

USA (Toll Free):	1 888 286 8010
USA (Toll):	1 617 801 6888
Participant Passcode:	5949 5354

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with US GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. The non-GAAP diluted earnings per ADS is calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

Listed below are share-based compensation amounts included in net income that management excludes in computing the non-GAAP financial measures referred to in the text of this press release. A reconciliation of GAAP to non-GAAP results is presented after the consolidated balance sheets.

	Three months ended
	September 30, 2006	June 30, 2007	September 30, 2007
	(in thousands of US dollars)
Share-based compensation:
Cost of revenue	$44	$52	$54
Research and development	385	563	582
Selling, general, and administrative	333	904	891

6	11/2/2007

Spreadtrum Communications, Inc.

Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended			Change from
	September 30, 2006	June 30, 2007	September 30, 2007	3Q06	2Q07
Revenue	$26,701	$32,187	$38,570	44%	20%
Cost of revenue	15,161	17,543	20,996	38%	20%

Gross profit	11,540	14,644	17,574	52%	20%
Operating expenses
Research & development	4,945	7,952	8,997	82%	13%
Selling, general & administrative	2,914	4,149	4,059	39%	(2)%

Total operating expenses	7,859	12,101	13,056	66%	8%

Operating income	3,681	2,543	4,518	23%	78%
Non-operating income (expense)
Interest income	134	299	1,676	1,151%	461%
Interest expense	(5)	(6)	(18)	260%	200%
Other income, net	207	116	347	68%	199%

Total non-operating income	336	409	2,005	497%	390%

Income before tax	4,017	2,952	6,523	62%	121%
Income tax expense	314	171	465	48%	172%

Net income	$3,703	$2,781	$6,058	64%	118%

Basic earnings per ADS	$0.74	$0.41	$0.14	(81)%	(66)%
Diluted earnings per ADS	$0.11	$0.07	$0.13	18%	86%

Margin analysis:
Gross margin	43.2%	45.5%	45.6%
Operating margin	13.8%	7.9%	11.7%
Net margin	13.9%	8.6%	15.7%

Weighted average ADS equivalent: [1]
Basic	5,002,184	6,859,226	42,005,199
Diluted	34,033,283	39,240,015	46,940,325

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

7	11/2/2007

Spreadtrum Communications, Inc.

Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Nine months ended		Change
	September 30, 2006	September 30, 2007
Revenue	$76,113	$96,924	27%
Cost of revenue	46,869	53,493	14%

Gross profit	29,244	43,431	49%
Operating expenses
Research & development	13,160	22,945	74%
Selling, general & administrative	7,247	12,128	67%

Total operating expenses	20,407	35,073	72%

Operating income	8,837	8,358	(5)%
Non-operating income (expense)
Interest income	554	2,414	336%
Interest expense	(43)	(30)	(30)%
Other income, net	437	794	82%

Total non-operating income	948	3,178	235%

Income before tax	9,785	11,536	18%
Income tax expense	730	665	(9)%

Net income	$9,055	$10,871	20%

Basic earnings per ADS	$1.84	$0.59	(68)%
Diluted earnings per ADS	$0.27	$0.26	(4)%

Margin analysis:
Gross margin	38.4%	44.8%
Operating margin	11.6%	8.6%
Net margin	11.9%	11.2%

Weighted average ADS equivalent:[2]
Basic	4,907,441	18,307,807
Diluted	33,130,200	41,531,113

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

8	11/2/2007

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

	December 31, 2006 (Note)	June 30, 2007	September 30, 2007
Cash and cash equivalents	$47,254	$41,336	$146,973
Term deposit	1,281	—	—
Accounts receivable, net	11,384	6,674	3,020
Inventories	13,617	14,925	15,020
Deferred tax assets	202	202	202
Prepaid expenses and other current assets	1,101	5,638	3,716

Total current assets	74,839	68,775	168,931

Property and equipment, net	18,944	21,468	22,388
Acquired intangible assets, net	5,920	12,489	13,622
Deferred tax assets	1,060	1,087	1,035
Other long term assets	3,339	6,512	9,567

Total assets	104,102	110,331	215,543

Current portion of long term loan	576	985	666
Accounts payable	12,980	12,317	10,874
Advances from customers	3,297	4,428	7,229
Obligation on acquisition of building	9,236	5,531	—
Income tax payable	1,849	2,008	2,397
Accrued expenses and other current liabilities	13,363	13,262	14,294

Total current liabilities	41,301	38,531	35,460

Long term loan	3,842	3,283	3,329
Deferred tax liabilities	17	17	17
Other long-term obligations	—	971	1,433

Total long term liabilities	3,859	4,271	4,779

Total liabilities	45,160	42,802	40,239
Shareholders’ equity	58,942	67,529	175,304

Total liabilities & shareholders’ equity	$104,102	$110,331	$215,543

Note: The financial information at December 31, 2006 is derived from the Company’s audited consolidated financial statements in its prospectus.

9	11/2/2007

Spreadtrum Communications, Inc.

Supplemental Information

(in thousands of US dollars, except percentages)

Revenue (US$000)	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07
Baseband Semiconductor	$3,028	$4,849	$11,760	$15,684	$22,645	$20,589	$27,357	$34,161
Turnkey Solutions	17,566	14,842	17,961	11,017	8,317	5,578	4,830	4,409
Total	$20,594	$19,691	$29,721	$26,701	$30,962	$26,167	$32,187	$38,570

As % of Total Revenue
Baseband Semiconductor	15%	25%	40%	59%	73%	79%	85%	89%
Turnkey Solutions	85%	75%	60%	41%	27%	21%	15%	11%

Gross Margin	25.0%	31.4%	38.8%	43.2%	46.4%	42.9%	45.5%	45.6%

10	11/2/2007

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	September 30, 2006	June 30, 2007	September 30, 2007
Cost of revenue	$15,161	$17,543	$20,996
Adjustment for share-based compensation	(44)	(52)	(54)

Cost of revenue (non-GAAP)	$15,117	$17,491	$20,942

Operating income	$3,681	$2,543	$4,518
Adjustment for share-based compensation within:
Cost of revenue	44	52	54
Research and development	385	563	582
Selling, general, and administrative	333	904	891

Operating income (non-GAAP)	$4,443	$4,062	$6,045

Net income	$3703	$2,781	$6,058
Adjustment for share-based compensation within:
Cost of revenue	44	52	54
Research and development	385	563	582
Selling, general, and administrative	333	904	891

Net income (non-GAAP) *	$4,465	$4,300	$7,585

Diluted earnings per ADS	$0.11	$0.07	$0.13
Adjustment for share-based compensation	0.02	0.04	0.03

Diluted earnings per ADS (non-GAAP)*	$0.13	$0.11	$0.16

Gross margin	43.2%	45.5%	45.6%
Adjustment for share-based compensation	0.2%	0.2%	0.1%

Gross margin (non-GAAP)	43.4%	45.7%	45.7%

Operating margin	13.8%	7.9%	11.7%
Adjustment for share-based compensation	2.9%	4.7%	4.0%

Operating margin (non-GAAP)	16.7%	12.6%	15.7%

Net margin	13.9%	8.6%	15.7%
Adjustment for share-based compensation	2.9%	4.7%	4.0%

Net margin (non-GAAP)*	16.8%	13.3%	19.7%

*	The non-GAAP adjustment does not take into consideration the impact of taxes.

11	11/2/2007

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding trends in the semiconductor industry in China, the Company’s share in the Chinese mobile handset market, the positioning of the Company with respect to new chips announced in the third quarter and this month, the Company’s cooperation with ZTE in projects designed to improve the functionality of TD-SCDMA system and terminals and introduce additional TD-SCDMA commercial products, the expected phase-out of the Company’s SM5100 series modules, the Company’s expectations with respect to the revenue and operating margin for the fourth quarter of 2007, and the Company’s future results of operations, financial condition, and business prospects. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; uncertainty regarding the timing and pace of deployment of 3G wireless networks that support TD-SCDMA in China; uncertainty regarding the timing and pace of the commercial deployment of AVS-based products in China; the Company’s ability to sustain recent rates of growth; the state of and any change in the Company’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com

12	11/2/2007